                                Filed By: Jupiter Media Metrix, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                Subject Company: Jupiter Media Metrix, Inc.
                                Commission File No: 000-25943
FINAL

Contact:
Susan Hickey
Jupiter Media Metrix, Inc.
917-534-6479
shickey@jmm.com

                  JUPITER MEDIA METRIX ANNOUNCES THIRD QUARTER
                             2001 FINANCIAL RESULTS

         New York, NY Nov. 6, 2001 - Jupiter Media Metrix, Inc. (NASDAQ: JMXI), the leader in Internet and new technology measurement and analysis, today announced financial results for the third quarter ended Sept. 30, 2001. Jupiter Media Metrix' revenues were $20.0 million for the third quarter, compared to pro forma revenues of $38.6 million for the third quarter of 2000. Net loss, excluding amortization and one-time charges recorded during the quarter, was $13.4 million, or $0.38 per share, compared with a pro forma net loss of $507,000, or $0.01 per share, for the same period 2000.

         Third quarter 2001 revenues for subscription services, versus pro forma revenue for the same period in 2000, were $9.6 million for measurement, compared to $14.0 million last year; and $9.0 million for research services, compared to $16.0 million last year. Contract value, defined as the annualized value of all subscriptions at the end of each period, was $69.3 million on Sept. 30, 2001, compared to $113.0 million on Sept. 30, 2000.

         "During the quarter, we made significant progress as we streamlined our organization, focused our employees, and prioritized the investments in our business," said Mr. Robert Becker, chief executive officer of Jupiter Media Metrix. "The resulting organization is one that delivers value to clients while efficiently leveraging our valuable assets, including our brands, our products and services, and our people. Our recently announced strategic merger with NetRatings will allow us to build upon Jupiter Media Metrix' success, while leveraging the combined

                                    - more -
synergies of the new organization to deliver long term value to our customers, employees, and shareholders."

         "At the same time, our organization remains focused on delivering high quality, innovative measurement and analyst research products and services," Mr. Becker continued. "During the quarter, Jupiter Research delivered important forecasts in the online music, advertising spending, digital marketing, and retail areas to support our clients' strategic planning. Within the measurement group, we launched version 3.0 of our AdRelevance service, the industry's only tracking tool equipped with the technology to give marketers a complete view of online ad activity, including creative strategy, ad spend data, demographics and trend information. And, we continued to enhance our Media Metrix audience measurement product by adding international data to our advanced MyMetrix.com user interface. We also produced two successful events during the quarter - Plug-In and Online Advertising - and we will continue to focus on successful, proven events like these in the future."

         During the third quarter, the company reported a one-time restructuring charge of $34 million related to real estate, severance payments, event cancellation penalties and international restructuring costs. In addition, the company recorded a non-cash charge of $320 million for the write down of goodwill associated with the Jupiter Communications acquisition.

THIRD QUARTER 2001 CONFERENCE CALL

         Today at 5:00 p.m. ET, Jupiter Media Metrix management will host a conference call and Webcast to discuss its third quarter 2001 results and outlook. The company welcomes all members of the financial and media communities to visit the "Investor Relations" area of www.jmm.com to listen to the conference call via live Webcast. The Webcast replay will be archived for 90 days.

ABOUT JUPITER MEDIA METRIX
Jupiter Media Metrix is the global leader in Internet and new technology analysis and measurement. The Company delivers innovative and comprehensive Internet measurement, analysis and events to provide businesses with unmatched global resources for understanding and profiting from the Internet. Jupiter Media Metrix brings together world-class, innovative and

                                    - more -
market-leading products, services, research methodologies and people. Jupiter Media Metrix services include Media Metrix, AdRelevance, Jupiter Research and Site Measurement. The Company is headquartered in New York City and operates worldwide, across the Americas, Asia Pacific, and Europe (as Jupiter MMXI). Visit www.jmm.com for more information.

CAUTION REQUIRED BY CERTAIN SEC RULES
In connection with the NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders and Jupiter Media Metrix will file with the SEC a proxy statement relating to the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents when they become available because they will contain important information about the transaction. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the company by directing a request to Investor Relations for Jupiter Media Metrix, at 212-780-6060, or investor@jmm.com.

Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in Jupiter Media Metrix' proxy statement dated April 13, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and Jupiter Media Metrix as indicated above.

NetRatings and Jupiter Media Metrix have filed Current Reports on Form 8-K containing the full text of their merger agreement. The NetRatings 8-K will also contain the full text of the merger agreement relating to the ACNielsen eRatings.com transaction. These filings will be available free of charge from the SEC and as identified above.

SAFE HARBOR STATEMENT
This press release contains statements that may constitute forward-looking statements pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve a number of uncertainties and risks that could cause actual results to differ materially from those currently expected. The potential risks and uncertainties include, among others:

     - Risks associated with the conditions to the closing of the transaction with NetRatings, and the possibility that these conditions might not be met as to either or both of the transactions

     - Risks associated with the successful integration of the businesses and the realization of the anticipated benefits of the transactions

     - Risks associated with the rapidly evolving market for the Company's products

     - The increasing competitive market for Internet audience measurement and analytical services

     -   Risks related to the growth of online advertising


                                    - more -

     - The combined company's ability to manage international expansion and significant growth in the future

     - The combined company's dependence on ACNielsen in connection with international operations in the event that the ACNielsen eRatings.com transaction is not completed

     - Uncertainties about future costs of building and maintaining our audience measurement panels

For additional information about the risks that may affect Jupiter Media Metrix' future business and financial results, refer to the company's Annual Report on Form 10-K for the year ended December 31, 2000, which was filed with the SEC on April 2, 2001, and the company's quarterly reports on Form 10-Q that are filed with the SEC. Jupiter Media Metrix undertakes no obligation to update any forward-looking statement that may be made from time to time by or on behalf of the company, whether as a result of new information, future events or otherwise.



                                    - more -

                           JUPITER MEDIA METRIX, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
               (UNAUDITED, IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                     THREE-MONTHS ENDED             NINE-MONTHS ENDED
                                                          SEPT. 30,                     SEPT. 30,
                                                  -------------------------------------------------------
                                                     2001           2000           2001           2000
                                                  -------------------------------------------------------
Revenues:
  Measurement                                     $    9,626     $   13,964     $   36,020     $   36,786
  Research Services                                    9,021          1,955         35,380          1,955
  Events/Other                                         1,307            557          3,283            557
                                                  -------------------------------------------------------
Total revenues                                        19,954         16,476         74,683         39,298
 Cost of revenues                                     10,359          4,821         36,026         13,948
                                                  -------------------------------------------------------
 Gross profit                                          9,595         11,655         38,657         25,350

Operating expenses:
  Research & development                               6,188          5,160         20,099         11,635
  Sales & marketing                                    6,922          6,342         27,341         15,871
  General & administrative                             9,345          3,930         29,471         10,709
  Amortization of deferred compensation and
       other stock-based compensation                  1,520            329          4,678            652
   Amortization and write down of intangibles        347,288          8,155        402,171         19,284
   Restructuring and other charges                    33,966             --         51,259             --
                                                  -------------------------------------------------------
Total operating expenses                             405,229         23,916        535,019         58,151
                                                  -------------------------------------------------------

Loss from operations                                (395,634)       (12,261)      (496,362)       (32,801)

Minority interest                                       (772)           661          2,056          2,294
Loss on sale of subsidiary                                --             --           (664)            --
Loss on write-off of investments                          --             --         (5,477)            --
Interest and other income, net                           245          1,465          1,966          4,585
                                                  -------------------------------------------------------

Net loss                                          $ (396,161)    $  (10,135)    $ (498,481)    $  (25,922)
                                                  =======================================================

Weighted average shares outstanding                   35,496         21,510         35,432         20,355
                                                  =======================================================

Net loss per share                                $   (11.16)    $    (0.47)    $   (14.07)    $    (1.27)
                                                  =======================================================

Net loss applicable to common
stockholders excluding charges related
to amortization and write down of
intangibles and stock-based compensation,
restructuring and other charges, the
loss on sale of subsidiary and loss on
write-off of investments                          $  (13,387)    $   (1,651)    $  (34,232)    $   (5,986)
                                                  =======================================================

Net loss per share applicable to common
stockholders excluding charges related
to amortization and write down of
intangibles and stock-based compensation,
restructuring and other charges, the
loss on sale of subsidiary and loss on
write-off of investments                          $    (0.38)    $    (0.08)    $    (0.97)    $    (0.29)
                                                  =======================================================

                                    - more -

                           JUPITER MEDIA METRIX, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
               (UNAUDITED, IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                       THREE-MONTHS ENDED            NINE-MONTHS ENDED
                                                            SEPT. 30,                    SEPT. 30,
                                                    -----------------------------------------------------
                                                       2001          2000           2001           2000
                                                    -----------------------------------------------------
Revenues:
  Measurement                                       $   9,626      $ 13,964      $  36,020      $  36,786
  Research Services                                     9,021        16,030         35,380         43,048
  Events/Other                                          1,307         8,644          3,283         24,510
                                                    -----------------------------------------------------
Total revenues                                         19,954        38,638         74,683        104,344
Cost of revenues                                       10,359        14,139         36,026         39,117
                                                    -----------------------------------------------------
Gross profit                                            9,595        24,499         38,657         65,227

Operating expenses:
   Research & development                               6,188         5,528         20,099         13,408
   Sales & marketing                                    6,922        11,586         27,341         32,351
   General & administrative                             9,345        10,609         29,471         30,392
   Amortization and write-down of intangibles
      deferred compensation and other stock-
      based compensation                              348,808        30,420        406,849         83,567
    Restructuring and other charges                    33,966            --         51,259             --
                                                    -----------------------------------------------------
Total operating expenses                              405,229        58,143        535,019        159,718
                                                    -----------------------------------------------------

Loss from operations                                 (395,634)      (33,644)      (496,362)       (94,491)

Minority interest                                        (772)          662          2,056          2,294
Loss on sale of subsidiary                                 --            --           (664)            --
Loss on write-off of investments                           --            --         (5,477)            --
Interest and other income, net                            245         2,055          1,966          6,788
                                                    -----------------------------------------------------
Net loss                                            $(396,161)     $(30,927)     $(498,481)     $ (85,409)
                                                    =====================================================

Weighted average shares outstanding                    35,496        34,793         35,432         34,730
                                                    =====================================================

Net loss per share                                  $  (11.16)     $  (0.89)     $  (14.07)     $   (2.46)
                                                    =====================================================

Net loss applicable to common stockholders
excluding charges related to amortization
and write down of intangibles and stock-based
compensation, restructuring and other charges,
the loss on sale of subsidiary, and loss on
write-off of investments                            $ (13,387)     $   (507)     $ (34,232)     $  (1,842)
                                                    =====================================================

Net loss per share applicable to common
stockholders excluding charges related to
amortization and write down of intangibles
and stock based compensation, restructuring
and other charges, the loss on sale of
subsidiary and loss on write-off of investments     $   (0.38)     $  (0.01)     $   (0.97)     $   (0.05)
                                                    =====================================================


Note: The year 2000 results shown above are pro forma for the merger of Media Metrix, Inc. and Jupiter Communications, Inc., and are before merger-related costs and gains and losses on the sale of minority investments.

                                    - more -

                           JUPITER MEDIA METRIX, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                            (UNAUDITED, IN THOUSANDS)

                                              SEPT. 30, 2001     DEC. 31, 2000
                                              --------------------------------

Current assets:
Cash and short term investments                     $ 33,068          $ 97,940
Accounts receivable, net                              22,816            35,019
Prepaid expenses and other                             3,902             6,819
                                              --------------------------------
Total current assets                                  59,786           139,778

Property and equipment, net                           26,591            35,424
Intangibles, net                                      61,832           461,615
Minority interests                                     1,306             2,478
Other assets                                             532             7,680
                                              --------------------------------
Total assets                                        $150,047          $646,975
                                              ================================

Current liabilities:
Accounts payable and accrued liabilities            $ 52,196          $ 32,212
Advance billings                                      17,420            39,923
Other current liabilities                              2,744             4,357
                                              --------------------------------
Total current liabilities                             72,360            76,492

Deferred rent                                          2,111             1,659

Total stockholders' equity                            75,576           568,824
                                              --------------------------------
Total liabilities and stockholders' equity          $150,047          $646,975
                                              ================================



                                       ###